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                              March 26, 2024

       Kanishka Roy
       Chief Executive Officer
       Plum Acquisition Corp. I
       2021 Fillmore St. #2089
       San Francisco, California 94115

                                                        Re: Plum Acquisition
Corp. I
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 12,
2024
                                                            File No. 333-276411

       Dear Kanishka Roy:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 1, 2024 letter.

       Amendment No. 1 to Form S-4 filed March 12, 2024

       Risk Factors, page 30

   1. Please revise to include a risk factor addressing Plum's material weakness and the resulting ineffective
disclosure controls and procedures and internal control over financial reporting.
       Business Combination Proposal, page 129

   2. Disclosure added in response to prior comment 6 states that "Veea has entered into a number of memoranda of
understanding (   MOUs   ) regarding sales of its products. Based
                                                        on its experience and
judgment and on the current status of negotiations with the
                                                        counterparties to such
MOUs, Veea management believes that a portion of these MOUs
                                                        will lead to definitive
agreements and recognition of revenue in 2024." Please revise your disclosure to provide
more detail on the stage of negotiations with these counterparties
 Kanishka Roy
FirstName  LastNameKanishka Roy
Plum Acquisition Corp. I
Comapany
March      NamePlum Acquisition Corp. I
       26, 2024
March2 26, 2024 Page 2
Page
FirstName LastName
         and balance your disclosure by clearly stating that you may never generate revenue from these early stage negotiations.
Material U.S. Federal Income Tax Consequences of the Domestication and
Redemption
Tax Consequences of the Domestication, page 162

3. You state that the "Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes." Please revise to provide a definitive statement as to whether investors are likely to experience a taxable event as a result of the Domestication. Additionally, clarify whether your tax counsel will be providing an opinion on this matter, and if so, revise to clearly state this opinion. To the extent tax counsel will not opine on this matter, please revise here and in your risk factors to clearly state that it is uncertain whether the domestication will qualify as a tax-free reorganization and discuss the potential consequences to investors.
Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Description of the Proposed Transactions, page 180

4. You disclose on page 181 and elsewhere that the pro forma financial information assumes
         $23,167,923 will be raised by Veea between the Business Combination Agreement date and Closing and that as of December 31, 2023, $20,091,649 in cash has been raised. Please revise to disclose whether the remaining $3 million has been received subsequent to December 31, 2023, and if so revise to reflect such amounts in the pro forma financial information.
Note 2 - Basis of Presentation and Accounting Policies, page 181

5. It would appear the shares reflected in the table on page 182 as "Series A-2 New
         Financing Securities investors" are based on an amount of $23,167,923 divided by $7.50.
         Please revise footnote (5) to explain how the number of shares was derived and what the dollar amount represents. Similar clarification should be made wherever this table is disclosed.
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
September 30, 2023, page 184

6. Please revise the date in this title to be December 31, 2023, consistent with the date of balance sheet presented.
7. We note your revised disclosures in adjustment "I", which indicates that the adjustment reflects the receipt of $20 million in cash. However, it appears the adjustment actually reflects the holders of Veea Series A-2 Preferred Stock receiving shares of New Plum
         Common Stock and not the receipt of cash. Please revise to clarify this description to be consistent with the adjustment reflected as well as the revisions made to footnote (5) of the table on page 182.
 Kanishka Roy
Plum Acquisition Corp. I
March 26, 2024
Page 3
Veea's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 228

8. We note your revised disclosures in response to prior comment 10 includes the anticipated additional proceeds from the Series A-2 offering. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to
         FRC 501.03(a) and Section IV of SEC Release 33-8350.
Plum Acquisition Corp. I
Notes to Financial Statements
Note 3 - Significant Accounting Policies
Convertible Promissory Note, page F-30

9. Please revise to clarify here and on page 209 to which specific convertible promissory note this policy relates. In this regard, it does not appear that you have any debt that is accounted for under the fair value option.
Subscription Agreements, page F-32

10. We note your response to prior comment 11, the change in accounting for the subscription liability, and that you restated previously reported financial statements. However, it is still unclear how the transactions were accounted for, the specific accounting guidance
         followed, and how you considered the Sponsor   s involvement in the
arrangement. Please
         provide us with a comprehensive analysis of the accounting for the subscription liability, journal entries recorded at issuance and those that will be recorded upon settlement, with specific paragraphs in the accounting guidance followed. Further, explain how you considered the role of the Sponsor in the transactions and that their shares are transferred to the Investor in the arrangements.
Note 6 - Related Party Transactions
Working Capital Loans, page F-36

11.    You disclose two unsecured promissory notes, referred to as "Note    and
   Second Note   ,
       which appear to be presented on the balance sheet as "Convertible promissory note related party". Please revise to clarify the disclosures and/or the line item title so it is clear whether the notes described relate to this line item. Further, ensure it is clear whether or
FirstName LastNameKanishka Roy
       not the Note and Second Note relate to the promissory notes issued in connection with the
Comapany    NamePlum
       Subscription     Acquisition
                     Agreements,     Corp.
                                   also     I
                                        disclosed  here and also referred to as
Convertible
       Promissory   Notes.
March 26, 2024 Page 3
FirstName LastName
 Kanishka Roy
FirstName  LastNameKanishka Roy
Plum Acquisition Corp. I
Comapany
March      NamePlum Acquisition Corp. I
       26, 2024
March4 26, 2024 Page 4
Page
FirstName LastName
Subscription Agreements, page F-37

12. We note your revised disclosures in response to prior comment 12; however, it is not clear how the amounts paid to the Sponsor total $2,359,975 or how the Founder Shares the
         Sponsor has agreed to assign to the Investors total 1,341,140 as disclosed on page F-39. In your response, please include a reconciliation of the total amounts paid to the Sponsor and the number of shares the Sponsor has agreed to assign by each transaction, and revise your disclosures as necessary.
Note 12 - Subsequent Events, page F-54

13. You disclose several events that occurred in 2023 and appear to refer to Veea Inc. and
         Subsidiaries as "the Company". Please revise to move these disclosures to the appropriate notes within the Veea financial statements or explain why they are included here.
Veea Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 8 - Stockholders' Equity, page F-76

14. You disclose on page F-62 proceeds from prepaid investor subscriptions totaling
         $2,048,776. Please revise here, or where applicable, to disclose what this relates to and the terms of the transaction(s).
15. You disclose that the company received approximately $23 million in cash and other consideration from the sale of Series A-2 Preferred Stock including the conversion of debt and other outstanding obligations. Revise to specifically disclose the amount of cash
         received separate from    other consideration    and ensure such
amount is consistent with
         disclosures on page F-62, the disclosures in the pro forma financial information, as well as on page 228.
Annex K, page K-1

16. We note your response to prior comment 16 and continue to believe the representation letter is required to be filed. To the extent you continue to believe the filing of the representation letter is not required, please provide a detailed legal analysis supporting this belief.
17.      We note your response to prior comment 17 and the revisions to Annex
K. However, page
         127 was not revised, and it still states "Houlihan Capital concluded that the consideration to be issued, paid or exchanged to Plum shareholders in the Business Combination is fair from a financial point of view to Plum shareholders and the Business Combination is fair from a financial point of view to Plum shareholders that are
unaffiliated with the Plum   s
         Sponsor." Please provide a revised letter or advise.
 Kanishka Roy
FirstName  LastNameKanishka Roy
Plum Acquisition Corp. I
Comapany
March      NamePlum Acquisition Corp. I
       26, 2024
March5 26, 2024 Page 5
Page
FirstName LastName
       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      David Crandall